Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 3 to the Registration Statement on Form S-1 of Extraction Oil & Gas, LLC of our report dated April 22, 2016, except for the disclosure of basic and diluted earnings per unit within the Consolidated Statement of Operations and related disclosures within Note 11, as to which the date is July 8, 2016 and the presentation of debt issuance costs within the Consolidated Balance sheet and related disclosures within Note 2 and Note 5, as to which the date is September 13, 2016, relating to the Extraction Oil & Gas Holdings, LLC financial statements, which appears in such Registration Statement.  We also consent to the references to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
Denver, Colorado
October 3, 2016